July 19, 2013

VIA ELECTRONIC SUBMISSION

Michelle Roberts
Senior Attorney
Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
100 F Street, N.E.
Washington D.C. 20549-8629

RE:    Principal Life Insurance Company Variable Life Separate Account (811-05118)
Principal Executive Variable Universal Life II (“EVUL II”) (File No. 333-149215)
Post-Effective Amendment No. 6

Dear Ms. Roberts:

I have enclosed under cover of this letter Post-Effective Amendment No. 6 to the registration statement for EVULII for purposes of filing pursuant to Rule 485(a) under the Securities Act of 1933. As you will see upon review, this amendment changes certain charges, rates and riders and makes certain non-substantive language edits required by those changes. The amendments are to sections that have been previously reviewed by Staff, and we believe this submission should benefit from the selective review process discussed in Investment Company Act Release No. 13768 (February 15, 1984).

The detailed substance of these amendments is discussed below. Each of the modifications outlined below will be applicable solely with respect to policies dated on or after January 1, 2014. In addition, this amendment modifies policies dated prior to January 1, 2014, in the following 2 ways: (i) the addition of certain underlying “funds of funds” for purposes of an expense disclosure (see footnote (10) on page 15 of the enclosed blacklined version of the prospectus), and (ii) a technical correction to the Table of Separate Account Division (see page 68). With respect to policies dated on or after January 1, 2014, this filing accomplishes the following (all references are to the enclosed blacklined version of the prospectus):

•
adjusts the guaranteed effective annual interest rate applicable to net premiums allocated to the fixed account from 3.00% to 2.00%; this change is reflected in the “The Fixed Account” section at the top of page 20;

•
changes the policy's premium expense charges by (i) reducing from 4 to 3 the periods following issue or adjustment during which the respective charges are applicable, (ii) assigning those respective charges to the revised periods, on both a current and a maximum basis; and (iii) revising the charges applicable to amounts received in excess of target premium, on both a current and a maximum basis; these changes are reflected in the “Sales Charge” section of the chart on page 11, and in the chart and text on pages 20-21;

•
adjusts the policy's asset based charge from 20 basis points (0.20%) to 30 basis points (0.30%) (in each case expressed as a percentage of net policy value); this change is reflected on the “Asset Based Charge” section of the chart on page 12, and in the text on pages 23-24;

•
adjusts the policy's maximum monthly policy issue charge from $0.42 to $0.53 (in each case per $1,000 of total face amount), and provides that the charge is applicable in all years; this textual change is reflected in the “Monthly Policy Issue Charge” section on page 24;

•	changes the policy's Enhanced Cash Surrender Value Rider by adjusting the respective percentages of premium received net of prior partial surrenders; this change is reflected in the chart on page 34;

•	modifies the definition of “net amount at risk” by referring the reader to the applicable rate in the policy; this change is reflected in the Glossary at page16.

As I mentioned, accompanying this letter is a blacklined version of the EVUL II prospectus marked to show changes from its most recent filing. We apologize for a technical glitch in our blacklining software which results in the bullet point formatting in this document appear as blacklined changes, which is not the case.

We understand that the Registrant is responsible for the accuracy and adequacy of the disclosure in the filing and that Staff comments or our changes to the disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing. In addition, we understand that the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your attention to this request for selective review. Please feel free to contact me with any comments or questions.

Sincerely,

/s/ Clint Woods

Clint Woods
Associate General Counsel
711 High Street
Des Moines, IA 50392
(515) 247-5461
woods.clint@Principal.com

Enclosures